UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F               ☐ Form 40-F

CONTENTS

Appointment of Chief Financial Officer

On September 1, 2026, Freightos Limited (“Freightos”) hired Yaron Eldad to serve as its Chief Financial Officer (“CFO”). Prior to joining Freightos, Mr. Eldad served as the CFO of Evogene Ltd., a computational chemistry company specializing in the generative design of small molecules for the pharmaceutical and agricultural industries, beginning in April 2022. He previously served as the CFO of Yamba Group International, Ltd., an international trading, wholesale, and distribution company specializing in consumer electronics, IT products, and small home appliances from 2012 until April 2022. Before that, among other positions that he held, Mr. Eldad served as CFO of Recoly N.V., and as CFO and Chief Operations Officer (“COO”) of e-Sim Ltd. Mr. Eldad holds a Master’s Degree in Business Administration (strategic management) from Hebrew University in Jerusalem, Israel, an M.A in law from Bar Ilan University in Givat Shmuel, Israel, and a B.A in Economics and Accounting from Ben Gurion University in Beersheva, Israel. He currently serves on the Board of Directors and as Chair of the Audit Committee and the Compensation Committee of BOS Better Online Solutions, a Nasdaq-listed company specializing in the integration of supply chain technologies for logistics and production processes.

Incorporation by Reference

The information in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into Freightos’ registration statements on Form S-8 (Securities and Exchange Commission (“SEC”) File No. 333-270303) and Form F-3 (SEC File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: September 1, 2026
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel